

October 21, 2021

George Sharp
Chief Executive Officer
Goff Corp.
3535 Executive Terminal Drive
Hendersen, NV

      Re: Goff Corp.
          Amendment No. 1 to Registration Statement on Form 10
          Filed September 28, 2021
          File No. 0000-54912

Dear Mr. Sharp:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10 filed September 28, 2021

Forward Looking Statements, page 1

1.   We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete any references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

Organizational History, page 2

2.   We note your disclosure with regard to the treatment of shares held by Warwick Calasse as treasury shares. Please provide your analysis as to why these shares should not be treated as issued and outstanding.

Risk Factors, page 5

3. Please disclose the risks associated with being an emerging growth company. For example, emerging growth companies are not subject to compliance with certain accounting standards that are required of other public companies, and as such, your financials may not be comparable to those of other public companies due to your emerging growth company status. Furthermore, disclose the events that may cause you to lose your emerging growth company status.

4. We note that your majority shareholder owns 300,000 shares of Series A preferred stock, which have the voting power of 10,000 votes per share. Please disclose the risks associated with investing in a controlled company.

General

5. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ernest Stern